FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: March 28, 2019
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Announces Fourth Quarter Results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: March 28, 2019

OPTIBASE REPORTS/3

Media Contacts: Amir Philips, CEO, Optibase Ltd. 011-972-73-7073-700 info@optibase-holdings.com Investor Relations Contact: Marybeth Csaby, for Optibase +1- 917-664-3055 Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES FOURTH QUARTER RESULTS

HERZLIYA, Israel, March 28, 2019 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the fourth quarter ended December 31, 2018.

Revenues from fixed income real estate totaled $4.1 million for the quarter ended December 31, 2018 compared to revenues of $4.2 million for the fourth quarter of 2017.

Net loss attributable to Optibase Ltd shareholders for the quarter ended December 31, 2018 was $804,000 or $0.16 per basic and diluted share compared to net loss of $518,000 or $0.10 per basic and diluted share for the fourth quarter of 2017.

For the year ended December 31, 2018 and December 31, 2017 revenues totaled $16.6 million. Net loss attributable to Optibase Ltd Shareholders for the year ended December 31, 2018 was $2.8 million or $0.54 per basic and diluted share, compared to a net loss of $1.1 million or $0.22 per basic and diluted share for the year ended December 31, 2017.

Weighted average shares outstanding used in the calculation for the periods were approximately 5.2 million basic and diluted shares for each period.

As of December 31, 2018, we had cash and cash equivalents of $13.8 million, and shareholders' equity of $73.4 million, compared with $20.3 million, and $77.1 million, respectively, as of December 31, 2017.

Amir Philips, Chief Executive Officer of Optibase commented on the fourth quarter results: "This quarter our fixed income real estate rent were stable compared to the fourth quarter of 2017 while our net loss had increased significantly compared to the fourth quarter of 2017. The increase in our net loss is mostly attributed to an increase in our Equity share in losses of associates, net, related to our investment in 300 River Holdings, LLC as well as an increase in our general and administrative expenses. For the year ended December 31, 2018, we generated NOI of $13.6 million representing an increase compared to the year ended December 31, 2017. In addition, for the year ended December 31, 2018, our Recurring FFO decreased to $3 million compared to Recurring FFO of $4 million for the year ended December 31, 2017. The decrease in our Recurring FFO is due to an increase in our Equity share in losses of associates, net, related to our investment in 300 River Holdings, LLC." Mr. Philips concluded: “We continue our work to maintain our basic parameters and to increase our financial stability as we progress through 2019.”

OPTIBASE REPORTS/4

ACCOUNTING AND OTHER DISCLOSURES

Non-GAAP Net Operating Income, or NOI, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is operating income, which, to calculate NOI, is adjusted to add back real estate depreciation, and amortization, general and administrative expenses and other operation expenses less gain on sale of operating properties. We use NOI internally as a performance measure and believe that NOI (when combined with the primary GAAP presentations) provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense item that are incurred at the property level.

We consider the NOI to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, to understand the core property operations prior to depreciation and amortization expenses and general and administrative costs. In addition, because prospective buyers of real estate have different overhead structures, with varying marginal impact to overhead by acquiring real estate, we consider the NOI to be a useful measure for determining the value of a real estate asset or groups of assets.

The metric NOI should only be considered as supplemental to the metric operating income as a measure of our performance. NOI should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. NOI should also not be used as a supplement to, or substitute for, cash flow from operating activities (computed in accordance with generally accepted accounting principles in the United States).

Non-GAAP Funds from operation, or FFO, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is net income, which, to calculate FFO, is adjusted to add back depreciation and amortization and after adjustments for unconsolidated associates. We make certain adjustments to FFO, which it refers to as Non-GAAP recurring FFO or recurring FFO, to account for items we do not believe are representative of ongoing operating results, including transaction costs associated with acquisitions. We use FFO internally as a performance measure and we believe FFO (when combined with the primary GAAP presentations) is a useful, supplemental measure of our operating performance as it’s a recognized metric used extensively by the real estate industry. We also believe that Recurring FFO is a useful, supplemental measure of our core operating performance. The company believes that financial analysts, investors and shareholders are better served by the presentation of operating results generated from its FFO and Recurring FFO measures.

We consider the FFO and Recurring FFO to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, in analyzing our operating performance.

The metric’s FFO and Recurring FFO should only be considered as supplemental to the metric net income as a measure of our performance. FFO (i) does not represent cash flow from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is not an alternative to cash flow as a measure of liquidity, and (iv) should not be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating our operating performance.

OPTIBASE REPORTS/5

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data

A reconciliation of operating income to NOI is as follows:

	Year ended		Three months ended
	December 31	December 31	December 31	December 31
	2018	2017	2018	2017
	$	$	$	$
	Audited	Audited	Unaudited	Unaudited

GAAP Operating income	5,800	6,623	1,378	1,667

Adjustments:
Real estate depreciation and amortization	4,317	4,209	1,084	995

General and administrative	3,500	2,698	932	738

Non-GAAP Net Operating Income NOI	13,617	13,530	3,394	3,400

A reconciliation of net income to FFO and Recurring FFO is as follows:

	Year ended		Three months ended
	December 31	December 31	December 31	December 31
	2018	2017	2018	2017
	$	$	$	$
	Audited	Audited	Unaudited	Unaudited

GAAP Net loss attributable to Optibase LTD	(2,781)	(1,123)	(804)	(518)

Adjustments :
Real estate depreciation and amortization	4,317	4,209	1,084	995

Pro-rata share of real estate depreciation and amortization from unconsolidated associates	2,609	2,022	684	1,705

Non-controlling interests share in the above adjustments	(1,137)	(1,141)	(292)	(280)

Non-GAAP Fund From Operation (FFO)	3,008	3,967	672	1,902

Non-GAAP Recurring Fund From Operation (Recurring FFO)	3,008	3,967	672	1,902

Amounts in thousands

OPTIBASE REPORTS/6

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties and beneficial interest in real-estate assets and projects in Switzerland, Germany,Texas, Philadelphia, PA,Miami, FL, and in Chicago, IL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/7

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2018

	Year ended		Three months ended
	December 31	December 31	December 31	December 31
	2018	2017	2018	2017
	$	$	$	$
	Audited	Audited	Unaudited	Unaudited

Fixed income real estate rent	16,608	16,587	4,101	4,161
Cost and expenses:
Cost of real estate operation	2,991	3,057	707	761
Real estate depreciation and amortization	4,317	4,209	1,084	995
General and administrative	3,500	2,698	932	738
Total cost and expenses	10,808	9,964	2,723	2,494
Operating income	5,800	6,623	1,378	1,667

Other Income	607	597	149	145
Financial expenses, net	(2,882)	(2,769)	(674)	(948)
Income before taxes on income	3,525	4,451	853	864
Taxes on income	(1,464)	(1,602)	(334)	(296)
Equity share in losses of associates, net	(2,765)	(1,677)	(846)	(513)

Net income (loss)	(704)	1,172	(327)	55

Net income attributable to non-controlling interests	2,077	2,295	477	573
Net loss attributable to Optibase LTD	(2,781)	(1,123)	(804)	(518)

Net loss per share :
Basic and Diluted	$(0.54)	$(0.22)	$(0.16)	$(0.10)

Number of shares used in computing earnings losses per share
Basic	5,185	5,180	5,186	5,180
Diluted	5,185	5,180	5,186	5,180

Amounts in thousands

OPTIBASE REPORTS/8
Condensed Consolidated Balance Sheets

	December 31, 2018	December 31, 2017
	Audited	Audited
Assets

Current Assets:
Cash and cash equivalents	13,836	20,268
Restricted cash	31	292
Trade receivables, net	427	332
Other accounts receivables and prepaid expenses	320	506
Total current assets	14,614	21,398

Long term investments:
Other long term deposits	2,477	3,483
Investments in companies and associates	14,377	17,556
Total Long term investments	16,854	21,039

Property and other assets, net:
Real estate properties, net	212,349	216,726
Other assets, net	141	140
Total property and other assets	212,490	216,866

Total assets	243,958	259,303

Liabilities and shareholders' equity

Current Liabilities:
Current maturities of long term loans and bonds	5,788	6,048
Accounts payable and accrued expenses	4,103	4,362
Liabilities attributed to discontinued operations	2,061	2,061
Total current liabilities	11,952	12,471

Long term liabilities:
Deferred tax liabilities	13,752	14,042
Land lease liability, net	6,134	6,295
Other long term liabilities	206	294
Loan from controlling shareholder	2,476	4,886
Long term loans, net of current maturities	130,806	135,774
Long term bonds, net of current maturities	5,239	8,473
Total long term liabilities	158,613	169,764

Shareholders’ equity:
Shareholders’ equity of Optibase Ltd	53,559	57,037
Non-controlling interests	19,834	20,031
Total shareholders' equity	73,393	77,068

Total liabilities and shareholders’ equity	243,958	259,303

Amounts in thousands